U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2016

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2016 and to discuss its recent corporate developments. Please note that subsequent to June 30, 2016, the Registrant completed a sale of, in aggregate, $20 million of its common shares to Hangzhou Liaison Interactive Information Technology Co. Ltd.

DEHAIER MEDICAL SYSTEMS LIMITED

FORM 6-K

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Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. In this report, the terms “we,” “the Company” and “our” refer to Dehaier Medical Systems Limited, a British Virgin Islands company (“Dehaier”), Beijing Dehaier Technology Company Limited, our variable interest entity in the People’s Republic of China (“BTL”) and Beijing Dehaier Medical Technology Company Limited, our operating subsidiary in the People’s Republic of China (“BDL”). This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

The Company and the related parties have entered into a “Loss Absorption Agreement Termination” with BTL on July 31, 2016. After this termination, the Company does not have any relationship with BTL.

On June 20, 2016, the Company established a wholly owned subsidiary, Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), of Dehaier Medical System Limited. It is an operating platform for wearable sleep respiratory products for different market segments. It will provide customized and efficient sleep monitoring service and creates a complete B2B2C ecosystem. Until the date of this report, CWHT has no operating activities yet.

This section should be read together with the condensed consolidated financial statements and related notes thereto attached as an exhibit to this report on Form 6-K.

Overview

Business Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We also distribute medical products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

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On February 25, 2016, the Board of Directors agreed to discontinue, as appropriate, the unprofitable medical device businesses, including assembly and sales of X-ray machines, anesthesia machines, the first generation ventilator, monitoring devices, general medical products, oxygen therapy, oxygen generator and telemedicine. Only a few profitable businesses such as sales of its patented medical air compressors will continue. Our corporate and business restructuring plan aims to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. We believe these changes are crucial to improve our competitive advantages in the industry in the future. By reducing our reliance on our less profitable medical devices assembly and distribution businesses, we are able to leverage our resources to develop smart health products and services, which we see as a good development and focus for the future of our Company. Our long-term goal is to gradually decrease our production business, and focus instead on developing a complete mobile health operation platform.

The Company and the related parties entered into a “Loss Absorption Agreement Termination” with BTL on July 31, 2016. After this termination, the Company does not hold any relationship with BTL.

Recent Business Developments

•	On April 21, 2016, we entered into warrant repurchase agreements with the holders of certain warrants pursuant to which the Company agreed to repurchase from the Holders the Company’s outstanding warrant to purchase in aggregate 293,880 shares of the Company’s common shares, with an exercise price of $11.86 per share (the “Warrants”). The Warrants were issued on February 21, 2014 in connection with the Company’s registered direct offering of approximately $6.7 million of common shares and warrants. Pursuant to the Warrant Purchase Agreements, the Company paid an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the Warrants) to repurchase the Warrants.

•	On April 28, 2016, we entered into a definitive securities purchase agreement with Hangzhou Liaison Interactive pursuant to which Hangzhou Liaison Interactive has agreed to purchase 11,111,111 restricted common shares of the Company for an aggregate of $20,000,000. The purchase price is $1.80 per share, which represents a 35% premium to the Company’s closing price of $1.33 on April 27, 2016.

•	Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), a wholly owned subsidiary of Dehaier Medical System Limited, was established on June 20, 2016. It is an operating platform for wearable sleep respiratory products for different market segments. It provides customized and efficient sleep monitoring service and creates a complete B2B2C ecosystem.

•	On June 24, 2016, we signed a strategic cooperation agreement with Hongyuan Supply Chain Management Co., Ltd. to develop Dehaier’s new Internet medical technology business. Under the strategic cooperation agreement, we will leverage Hongyuan Supply Chain’s sales platform to reach Dehaier’s dealers and end users more efficiently, selling our wearable sleep apnea diagnostic system medical devices to Hongyuan Supply Chain for further down chain sale and distribution.

•	On June 28, 2016, we entered into Amendment No.1 to the Share Purchase Agreement (“SPA”) dated April 28, 2016 with Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Hangzhou Liaison Interactive”), a publicly listed company on the Shenzhen Stock Exchange. As previously announced, the Company entered into an SPA with Hangzhou Liaison Interactive. On June 6, 2016, the Company sold 620,414 of these shares to Hangzhou Liaison Interactive in a first closing under the SPA. In accordance with Amendment No.1 to the SPA, the closing date was extended from on or before June 30, 2016 to on or before September 30, 2016.

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Growth Strategies

We plan to continue developing our sleep respiratory business by marketing and expanding the OSAS diagnosis, CPAP products, and post-treatment evaluation services in different domestic public hospitals and private medical examination centers leveraging our well-established distribution network resources.

We plan to establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

We plan to build our brand name domestically as both a distributor and a trusted partner by leveraging our relationships with healthcare professionals, agents and other downstream distributors, maintaining and expanding our customer base, promoting steady business growth and strengthening our network resources.

We will continue to expand into overseas markets and establish a distribution network, through distribution agreements and direct sales force efforts. We will build our brand name by actively participating in international trade shows and other marketing activities. To the extent we have adequate demand for our proprietary products in the American and European markets, we will continue seeking regulatory approvals to sell these products in the United States and Europe.

We also intend to take advantage of our established distribution network to grow sales revenues. By actively participating in state-level healthcare equipment procurement programs, we will continue to expand our key account business and build a higher level of contact and relationships with the government and other healthcare industrial insiders.

Results of Operations

Overview

For the six months ended June 30, 2016 and 2015 (restated), our total revenues amounted to approximately $5.47 million and $0.39 million, respectively. For the first half of 2016, our company continued to strategically reduce our sales of traditional medical equipment, and continued to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on mobile technology, including comprehensive sleep respiratory solutions for OSAS, patient care management, and hospital Wi-Fi solutions.

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Traditional medical equipment distribution has faced a very competitive market since 2014. To tackle such a market, we selectively reduced investment in traditional medical equipment distribution and intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, fully exploring our developed distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

Beginning in the fourth quarter of 2014, the company began establishing relationships with many 3-A grade hospitals to launch our wearable solutions and products for OSAS, driving the market growth in the regions around the 3-A grade hospitals, which has helped push forward our strategic market expansion for public hospitals. Up until now, our wearable diagnosis and analysis systems for OSAS have been successfully delivered to two-thirds of about 800 3-A grade throughout China. We plan to complete our pilot program covering all 3-A grade hospitals in all provinces, cities and autonomous regions throughout China as soon as possible. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched, based on our marketing efforts. Our business target has gradually expanded from sleep centers, respiratory departments, and E.N.T. departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes, and strokes. According to the statistics on the patients seeking care for hypertension, heart disease, diabetes, and stroke in China, the number of discharged patients in 2013 alone was 16 million. Based on that, the company has targeted those patients at eight hundred of China’s 3-A-grade hospitals, providing them with sleep diagnostic services. We expect sleep disorder diagnosis capacity will continue to grow steadily for those patients.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has successively been launched in the outpatient department of Ciming Aoya Hospital and Sonqao’s high-end physical examination center. The number of customers for sleep diagnostic services is growing larger and the products and services we provide have been well received. At the beginning of 2015, the company launched a series of test-runs of the wearable OSAS diagnosis and analysis system in IKang, Health 100, Lancare and other large private physical examination centers and health management chain institutions in Beijing and Shanghai. We expect to sign agreements with them after the test-runs are completed. The above mentioned three private physical examination centers that are testing our products together have 350 outpatient departments, and the number of customer amounts to 11 million annually in the aggregate. The company has now managed to cover most of their outpatient departments in Beijing and Shanghai.

In addition, the company is exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions; we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insureds. The company will continue to focus on sleep health with our comprehensive OSAS solution system, seeking to become the leading domestic product and service provider in this field.

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Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015 (Restated)

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Our total revenue from continuing operations increased by 1,305.29% from $0.39 million for the six months ended June 30, 2015 to $5.47 million for the six months ended June 30, 2016. In the first half of 2016, our sales growth increased mainly due to developing sleep respiratory business as we further restructured our business development strategies. During the first half of 2016, our sleep respiratory business and hospital Wi-Fi system have registered substantial progress. Our management believes that our sleep respiratory business will become an important growth factor of the Company in the second half of 2016.

Costs of Revenue

Our costs of revenue from continuing operations increased by 1,564.73% from $0.49 million for the six months ended June 30, 2015 to $8.11 million for the six months ended June 30, 2016. The increase of our cost of revenues was twofold. On the one hand, the increase of our cost of revenues resulted from a onetime impairment of $2.7 million from slow-moving inventory because of technological updating and other substitute products for the six months ended June 30, 2016. On the other hand, the increase of our cost of revenues was due to the increase in sales of sleep respiratory products for the six months ended June 30, 2016. Currently, our sleep respiratory business is still in the early market development stage which leaves us less market power at negotiating our product prices. However, we believe that when we successfully raise our market shares at the sleep respiratory device market, we will be able to significantly improve our earning ability.

Gross Loss

Our gross loss from continuing operations increased from $0.10 million for the six months ended June 30, 2015 to $2.65 million in the same period of 2016. Generally, the gross loss margin increased from 25.29% for the six months ended June 30, 2015 to 48.42% in the same period of 2016, due to the impairment of slow-moving inventory because of technological updating and other substitute products for the six months ended June 30, 2016. Our management believes the Company’s operation will likely to be improved from time to time with the development of our sleep respiratory business over the near term.

Service Income

Our service income decreased from $195,156 in the six months ended June 30, 2015 to $11,935 in the same period of 2016. The decrease of the service income was mainly due to the decrease in after-sale repair income and commissions in this period.

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Service Expenses

Our service expenses decreased from $47,693 in the six months ended June 30, 2015 to $23,316 in the same period of 2016. The decrease of the service expense was mainly due to the decrease in after-sale repairing expense in this period. The service expense was higher than our service income because our sleep respiratory business is still in the early development stage which gave us less market power at negotiating service charges with our customers. In addition, the learning curve costs us a little more at the relevant service labor.

Operating Expenses

Our operating expenses from the continuing operations increased by 226.33% from $1.48 million for the six months ended June 30, 2015 to $4.84 million for the six months ended June 30, 2016. The most significant components of our six-month operating expenses are general and administrative expenses and selling expenses and loss from warrant redemption, which are discussed below.

Operating Expenses—General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses from the continuing operation increased by 173.63% from $1.03 million for the six months ended June 30, 2015 to $2.81 million for the six months ended June 30, 2016. This increase was mainly due to the increase of investment in research and development activities of sleep respiratory business and the increase of professional service fees. We expect our general and administrative expenses to decrease in the near future as a result of the accomplishment of the discontinued operations to maintain the competitive advantage of our respiratory sleep business.

Operating Expenses—Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operation increased by 21,275.93% from recovery of doubtful accounts in the amount of $1,608 for the six months ended June 30, 2015 to provision for doubtful accounts of $340,509 for the six months ended June 30, 2016. This increase was mainly due to accrued bad debt allowance of long-term prepaid expense. Our long-term prepaid expense includes mainly the deductible VAT taxes. Based on our new bad debt policy, management will consistently review the aging status of the deductible VAT taxes and reserve the allowance for over 1 year unused deductible taxes.

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Operating Expenses—Loss from Warrant Redemption

Our loss from warrant redemption from the continuing operation increased by 100.00% from $0 for the six months ended June 30, 2015 to $1,091,719 for the six months ended June 30, 2016. This increase was mainly due to warrant repurchase agreements signed between the Company and the holders of certain warrants on April 21, 2016. We do not expect this expense to recur in the future, as we have repurchased all outstanding warrants held by such warrant holders.

Operating Expenses—Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses from continuing operations increased by 30.76% from $0.46 million for the six months ended June 30, 2015 to $0.60 million for the six months ended June 30, 2016. The increase in selling expenses was mainly because the Company invested more resources and energy in market development for its sleep respiratory business, such as employing more sales staff and attending more medical device exhibitions. Along with shifting the Company’s business strategy, we believe the selling expense will increase accordingly as we concentrate on market development for our sleep respiratory business, which we expect will become a major revenue generator of our revenues in the future.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $7.50 million in the six months ended June 30, 2016, compared to operating loss of approximately $1.44 million in the same period of 2015. Operating loss increased by 422.69%, mainly because of the reduced gross profit, and the increased general and administrative expenses and loss from warrant redemption.

Change in Fair Value of Warrants Liability

For the six months ended June 30, 2016, the gain related to changes in the fair value of warrants liability relating to the warrants issued to investors and placement agents was $137,439, compared to a gain of $239,644 for the six months ended June 30, 2015, a decrease of $102,205. The gain on the changes in the fair value of warrants liability was due to the change in our stock price and volatility which led to a further decrease in the fair value of our warrants liability.

Taxation

Our income tax expense was $858 for the six months ended June 30, 2016, while in the same period of 2015, income tax benefit was $115,032 as a result of write-off of the over accrued income tax in prior years in the six months ended June 30, 2015.

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Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $7.44 million for the six months ended June 30, 2016, compared to a net loss from continuing operations of approximately $1.16 million in the same period of 2015.

Net Loss from Discontinued Operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. As a result of this strategy shifting, we had net income from discontinued operations of approximately $0.22 million for the six months ended June 30, 2016, compared to approximately a net loss from discontinued operations of $2.47 million in the same period of 2015.

Net Loss

As a result of the foregoing, we had net loss of approximately $7.21 million for the six months ended June 30, 2016, compared to a net loss of approximately $3.62 million in the same period of 2015. After deduction of non-controlling interest in loss, net loss attributable to the Company was approximately $7.09 million and $3.60 million for the six months ended June 30, 2016 and 2015, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2016, we had $216,460 in cash and cash equivalents. As of December 31, 2015, we had $624,724 in cash and cash equivalents. Net cash decreased during the six months ended June 30, 2016 mainly due to the daily operating expenses. Our currently available working capital was $(5,201,165) as of June 30, 2016. Recently we have made the financing plan from introducing new shareholder, Hangzhou Liaison Interactive Information Technology Co. Ltd., with the $20 million sale of our newly issued common shares and we believe that the capital contribution from our new shareholder, Hangzhou Liaison Interactive Information Technology Co. Ltd., and financing supports from our CEO, Mr. Ping Chen, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent of the Company’s expansion of new business and products, we may need to rely on a variety of sources of funding, including but not limited to operating cash, and debt and/or equity financing.

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Operating Activities

Net cash used in operating activities was $803,235 for the six months ended June 30, 2016, as compared to $2,171,975 used in operating activities for the same period in 2015. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations was $7,437,264 for the six months ended June 30, 2016, an increase net loss of approximately $6.28 million from net loss of $1,158,468 for the same period of 2015, as a result of the factors described above.

(ii)	Stock-based compensation expense incurred $575,368 for the six months ended June 30, 2016, while in the same period of 2015, stock-based compensation expense incurred $152,788. The increase was mainly due to the implementation of the employee share-based incentive plan for our new business development.

(iii)	Loss from warrant redemption incurred $1,091,719 for the six months ended June 30, 2016, as a result of warrant repurchase agreements signed between the Company and the holders of certain warrants on April 21, 2016, while in the same period of 2015, loss from warrant redemption was nil.

(iv)	Provision for inventory obsolescence was $2,706,597 for the six months ended June 30, 2016, as a result of slow-moving inventory of traditional medical device business, while in the same period of 2015, provision for inventory obsolescence was nil.

(v)	Accounts receivable from continuing operations decreased by $389,284 for the six months ended June 30, 2016, compared with a decrease of $100,815 in the same period of 2015. The decrease in accounts receivable for the six months ended June 30, 2016 was mainly due to a tightened credit and collection policy.

(vi)	Advance to suppliers-related party from continuing operations decreased by $875,044 for the six months ended June 30, 2016, compared with an increase of $186,866 in the same period of 2015. The decrease in advance to suppliers-related party for the six months ended June 30, 2016 was mainly due to the inventory delivered from one of our suppliers and related parties, Hunan Zhongyi.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2016 was $1,620, compared to $3,420 used in investing activities for the same period of 2015. The decreased cash used in investing activities for the six months ended June 30, 2016 was mainly attributable to the discontinued operation plan in this period, the decreased capital expenditures for sleep respiratory diagnosis and analysis system and equipment, and software copyrights and patents we acquired for the therapy products of sleep respiratory business.

Financing Activities

We entered into five loan agreements in the aggregate of $3,867,859 received from Mr. Ping Chen, who was the major shareholder of our Company and the CEO, for the six months ended June 30, 2016. The net cash proceeds received from issuance of common stock in June 2016 was $1,116,744. We entered into warrant repurchase agreements with the holders of certain warrants and paid an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the Warrants) to repurchase the warrants. The net amount provided by financing activities was $618,378 for the six months ended June 30, 2016, compared to $707,452 for the same period of 2015.

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Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2016 and 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

October 3, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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